Exhibit 99.3

Unaudited Pro Forma Condensed Combined Financial Statements

CBOE Holdings, Inc., a Delaware corporation (“CBOE Holdings”), entered into an Agreement and Plan of Merger, dated as of September 25, 2016 (the “Merger Agreement”), by and among CBOE Holdings, Bats Global Markets, Inc., a Delaware corporation (“Bats”), CBOE Corporation, a Delaware corporation and wholly owned subsidiary of CBOE (“Merger Sub”), and CBOE V, LLC, a Delaware limited liability company and wholly owned subsidiary of CBOE (“Merger LLC”).  The Merger Agreement provides, among other things, that, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) Merger Sub will merge with and into Bats, with Bats surviving as a wholly owned subsidiary of CBOE Holdings (the “Merger”), and (ii) following the completion of the Merger, the surviving corporation from the Merger will merge with and into Merger LLC (the “Subsequent Merger”), with Merger LLC surviving the Subsequent Merger and continuing as a wholly owned subsidiary of CBOE Holdings.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2016 and for the twelve months ended December 31, 2015 give effect to the Merger and related financing transactions as if they had occurred on January 1, 2015.  The unaudited pro forma condensed combined balance sheet as of September 30, 2016 gives effect to the Merger and related financing transactions as if they had occurred on September 30, 2016 (together with the unaudited pro forma condensed combined statement of operations, the “pro forma financial statements”).  Assumptions and estimates underlying the unaudited adjustments to the pro forma financial statements are described in the accompanying notes.

CBOE Holdings has entered into a $1.0 billion senior unsecured delayed draw term facility (subject to increase of up to $1.5 billion in the aggregate) to replace a portion of the bridge facility and also expects to issue senior unsecured notes prior to the completion of the Merger in lieu of drawing the remainder amount on the bridge facility. Accordingly, CBOE Holdings does not expect to fund the cash portion of the Merger consideration, the repayment of certain indebtedness of Bats and its subsidiaries or related fees and expenses with the bridge facility. For purposes of the pro forma financial statements, the related financing transactions are presented as if $1 billion of the funding were provided pursuant to the senior unsecured term facility and the remaining $650 million were provided pursuant to the bridge facility. CBOE Holdings anticipates that the interest expense that CBOE Holdings will ultimately pay once permanent financing is obtained will be lower than what is assumed in the pro forma financial statements.

As explained in more detail in the accompanying notes to the pro forma financial statements, the acquisition accounting is dependent upon certain valuations and other analyses that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement.  The historical consolidated financial information has been adjusted to give effect to pro forma events that are (i) directly attributable to the Merger and related financing transactions and the acquisition of Bats by CBOE Holdings, (ii) factually supportable and (iii) with respect to the statement of operations, expected to have a continuing impact on the combined results.  The adjustments to the pro forma financial statements are preliminary and have been made solely for the purpose of presenting the pro forma financial statements, which are necessary to comply with the applicable disclosure and reporting requirements of the Securities and Exchange Commission (the “SEC”).  The pro forma financial statements are not intended to represent what CBOE Holdings’ actual consolidated results of operations or consolidated financial position would have been had the Merger and the related financing transactions occurred on the dates assumed, nor are they necessarily indicative of CBOE Holdings’ future consolidated results of operations or consolidated financial position.  The actual results reported in periods following the closing of the Merger, the related financing transactions and the Merger may differ significantly from the pro forma financial statements for a number of reasons including, but not limited to:  differences in the ordinary conduct of the business following the Merger, differences between the assumptions used to prepare the pro forma financial statements and actual amounts, cost savings from operating efficiencies, potential synergies and the impact of the incremental costs incurred in integrating the companies.

The pro forma financial statements were prepared using the acquisition method of accounting with CBOE Holdings considered the acquirer of Bats.  Under the acquisition method of accounting, the purchase price is allocated to the underlying Bats tangible and intangible assets acquired and liabilities assumed based on their respective fair market values with any excess purchase price allocated to goodwill.

As of the date of the filing of the Current Report on Form 8-K of which this exhibit forms a part, CBOE Holdings has not completed the detailed valuation studies necessary to arrive at the required estimates of the fair value of the Bats assets to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has CBOE Holdings identified all adjustments necessary to conform Bats’ accounting policies to CBOE Holdings’ accounting policies.  A final determination of the fair value of Bats’ assets and liabilities, including intangible assets with both indefinite or finite lives, will be based on the actual net tangible and intangible assets and liabilities of Bats that exist as of the closing date of the Merger and, therefore, cannot be made prior to the completion of the transaction.  In addition, the value of the consideration to be paid by CBOE Holdings upon the consummation of the Merger will be determined based on the closing price of CBOE Holdings common stock on the closing date of the Merger.  As a result of the foregoing, the adjustments in the pro forma financial statements are preliminary and are subject to change as additional information becomes available and as additional analyses are performed.  The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma condensed combined financial statements presented below.  CBOE Holdings’ management estimated the fair value of Bats’ assets and liabilities based on discussions with Bats’ management, preliminary valuation studies, due diligence and information presented in Bats’ public filings with the SEC.  Until the Merger is completed, both companies are limited in their ability to share certain information.  Upon completion of the Merger, final valuations will be performed.  Any increases or decreases in the fair value of relevant balance sheet amounts upon completion of the final valuations will result in adjustments to the pro forma balance sheet and/or statement of operations.

The pro forma adjustments and related assumptions are described in the accompanying notes to the pro forma financial statements.  CBOE Holdings believes that the assumptions used to derive the pro forma adjustments are reasonable given the information available.  However, as the valuations of acquired assets and liabilities assumed are not expected to be finalized until after the Merger is completed, and information may become available within the measurement period which indicates a potential change to these valuations, the purchase price allocation as presented in the pro forma financial statements may be subject to adjustment.

Further, the pro forma financial statements do not reflect the full amount of the permanent financing that CBOE Holdings is seeking to obtain, any cost savings from operating efficiencies, any other potential synergies or the costs necessary to achieve any such savings or synergies.  The pro forma financial statements are based on the historical financial statements of CBOE Holdings and Bats, as adjusted for the pro forma effect of the Merger and the related financing transactions using a combination of the senior unsecured term facility and the bridge facility.  The pro forma financial statements should be read in conjunction with the historical financial statements and the accompanying notes of CBOE Holdings included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 and its Annual Report on Form 10-K for the fiscal year ended December 31, 2015.  The pro forma financial statements should also be read in conjunction with the historical financial statements and the accompanying notes of Bats for the same periods.

CBOE Holdings, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

September 30, 2016

(in thousands)

	CBOE Holdings (actual)	Bats (actual)	Merger Pro Forma Adjustments	Note Reference (Note 4)	Total Pro Forma Combined
ASSETS
Cash and cash equivalents	$72,759	$69,097	$80,086	A	$221,942
Restricted cash		1,800			1,800
Financial investments		500			500
Accounts receivable, net	61,112	135,638			196,750
Marketing fee receivable	7,172	—			7,172
Income taxes receivable	52,190	—	10,024	B	62,214
Other prepaid expenses	8,495	6,630			15,125
Deferred financing costs	4,718		(4,718)	C	—
Other current assets	137	2,109			2,246
Total current assets	206,583	215,774	85,392		507,749
Investments	73,469	11,123	500	D	85,092
Land	4,914	—			4,914
Property and equipment, net	59,911	25,146			85,057
Goodwill	26,468	727,221	(727,221)	E	1,304,182
			1,277,714	F
Other Assets:
Intangibles	9,094	218,224	2,986,776	E, G	3,214,094
Deferred income taxes		11,231			11,231
Software work in progress	24,953	—			24,953
Data processing and other assets	35,950	9,026			44,976
Total other	69,997	238,481	2,986,776		3,295,254
Total assets	$441,342	$1,217,745	$3,623,161		$5,282,248
LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$66,421	$83,319	$36,803	B	$186,543
Section 31 fees payable		25,141			25,141
Marketing fee payable	7,646	—			7,646
Deferred revenue and other	7,010	—			7,010
Post-retirement benefit obligations—current	27	—			27
Current portion of debt		4,123	637,909	A, C	642,032
Contingent consideration	—	6,552			6,552
Income tax payable	18	—			18
Total current liabilities	81,122	119,135	674,712		874,969
Post-retirement benefit obligations—long-term	1,922	—			1,922
Long-term debt		595,151	399,674	H	994,825
Contingent	—	54,448			54,448
Income tax liability	47,667	11,365			59,032
Other long-term	2,713	2,723			5,436
Deferred income taxes	5,753	161	903,822	I	909,736
Total long-term liabilities	58,055	663,848	1,303,496		2,025,399
Commitments	—	—	—		—
Total liabilities	139,177	782,983	1,978,208		2,900,368
Redeemable noncontrolling	12,600	—			12,600
Total stockholders’ equity	289,565	434,762	1,644,953	J	2,369,280
Total liabilities and stockholders’ equity	$441,342	$1,217,745	$3,623,161		$5,282,248

See the accompanying notes to the unaudited pro forma financial statements

CBOE Holdings, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the nine months ended September 30, 2016

(in thousands, except per share data)

	CBOE Holdings (actual)	Bats (actual)	Merger Pro Forma Adjustments	Note Reference (Note 5)	Reclassifications (Note 6)	Total Pro Forma Combined
Operating Revenues:
Transaction fees	$347,863	$1,011,155	$—		$—	$1,359,018
Access fees	39,447					39,447
Exchange services and other fees	34,263	74,236				108,499
Market data fees	24,363	110,155				134,518
Regulatory fees	27,436	222,790				250,226
Other revenue	8,494					8,494
Total revenue	481,866	1,418,336	—		—	1,900,202
Cost of revenue:
Liquidity payments		832,446				832,446
Section 31 fees		222,790				222,790
Routing and clearing		32,808	—			32,808
Other		(120)				(120)
Total cost of revenue	—	1,087,924	—		—	1,087,924
Revenues less cost of revenues	481,866	330,412	—		—	812,278
Operating Expenses:
Compensation and benefits	83,980	68,686				152,666
Depreciation and amortization	34,311	31,309	32,028	K		97,648
Technology support services	16,944	13,479			3,908	34,331
Professional fees and outside services	49,758	10,439	(12,136)	L	12,930	60,991
Royalty fees	57,849	—				57,849
Order routing	557	—				557
Travel and promotional	7,616	—			4,797	12,413
Facilities	4,268	2,086			1,111	7,465
Regulatory costs	—	8,644	—		(8,644)	—
Change in fair value of contingent consideration liability to related party	—	2,152	—		(2,152)	—
General and administrative	—	17,813	—		(17,813)	—
Other expenses	3,485	—			5,863	9,348
Total operating expenses	258,768	154,608	19,892		—	433,268
Operating Income	223,098	175,804	(19,892)			379,010
Non-operating income (expense):
Interest and other borrowing costs	(232)	(29,798)	(15,066)	M		(45,096)
Loss on extinguishment of debt	—	(17,565)				(17,565)
Net income from investments	830	1,211				2,041
Investment and other income	7,921	199				8,120
Total non-operating income (expense)	8,519	(45,953)	(15,066)			(52,500)
Income before income taxes	231,617	129,851	(34,958)			326,510
Income tax provision	91,059	53,343	(8,972)	N		135,430
Net income	140,558	76,508	(25,986)			191,080
Net loss attributable to noncontrolling interests	792	—				792
Net income excluding noncontrolling interests	141,350	76,508	(25,986)			191,872
Change in redemption value of non-controlling interest	(792)					(792)
Net income allocated to participating securities	(584)					(584)
Net income allocated to common stockholders	$139,974	$76,508	$(25,986)		$—	$190,496
Earnings per share
Basic	$1.72	$0.81				$1.69
Diluted	$1.72	$0.79				$1.69
Weighted average number of shares
Basic	81,481	94,800	(64,455)	O		111,826
Diluted	81,481	96,400	(65,542)	O		112,339

See the accompanying notes to the unaudited pro forma financial statements

CBOE Holdings, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2015

(in thousands, except per share data)

	CBOE Holdings (actual)	Bats (actual)	Merger Pro Forma Adjustments	Note Reference (Note 5)	Reclassifications (Note 6)	Total Pro Forma Combined
Operating revenues:
Transaction fees	$456,016	$1,290,234	$—		$—	$1,746,250
Access fees	53,295	—				53,295
Exchange services and other fees	42,209	81,819				124,028
Market data fees	30,034	130,880				160,914
Regulatory fees	33,489	275,747				309,236
Other revenue	19,502					19,502
Total revenue	634,545	1,778,680	—		—	2,413,225
Cost of revenue:
Liquidity payments		1,070,686				1,070,686
Section 31 fees		275,747				275,747
Routing and clearing		47,737				47,737
Total cost of revenue	—	1,394,170	—		—	1,394,170
Revenues less cost of revenues	634,545	384,510	—		—	1,019,055
Operating expenses:
Compensation and benefits	105,925	79,826				185,751
Depreciation and amortization	46,274	40,751	43,112	K		130,137
Technology support services	20,662	27,187			11,792	59,641
Professional fees and outside services	50,060	11,122			14,462	75,644
Royalty fees	70,574	—				70,574
Order routing	2,293	—				2,293
Travel and promotional	8,982	—			5,328	14,310
Facilities	4,998	3,030			1,773	9,801
Regulatory costs	—	11,138	—		(11,138)	—
Change in fair value of contingent consideration liability to related party	—	2,800	—		(2,800)	—
General and administrative	—	26,220	—		(26,220)	—
Other expenses	4,849	—			6,803	11,652
Total operating expenses	314,617	202,074	43,112		—	559,803
Operating income	319,928	182,436	(43,112)			459,252
Non-operating income (expense):
Interest and other borrowing costs	(43)	(46,593)	(14,899)	M		(61,535)
Net income from investments	447	1,186				1,633
Investment and other income	3,692	1,703				5,395
	4,096	(43,704)	(14,899)			(54,507)
Income before income taxes	324,024	138,732	(58,011)			404,745
Income tax provision	119,001	56,506	(21,305)	N		154,202
Net income	205,023	82,226	(36,706)			250,543
Net loss attributable to noncontrolling interests	—	—				—
Net income excluding noncontrolling interests	205,023	82,226	(36,706)			250,543
Net income allocated to participating securities	(898)					(898)
Net income allocated to common stockholders	$204,125	$82,226	$(36,706)		$—	$249,645
Earnings per share
Basic	$2.46	$0.87				$2.20
Diluted	$2.46	$0.87				$2.20
Weighted average number of shares
Basic	83,081	94,575	(64,302)	O		113,354
Diluted	83,081	94,986	(64,580)	O		113,487

See the accompanying notes to the unaudited pro forma financial statements

1.                                      Description of Transaction

On September 25, 2016, CBOE Holdings announced that it had entered into the Merger Agreement, providing, among other things, that, upon the terms and subject to the conditions set forth in the Merger Agreement, a wholly owned subsidiary of CBOE Holdings will merge with and into Bats, with Bats surviving as a wholly owned subsidiary of CBOE Holdings (the “merger”).  The Merger Agreement also provides that, immediately following the effective time of the merger, Bats, as the surviving corporation in the merger, will merge with and into CBOE V, LLC (“Merger LLC”), with Merger LLC surviving the subsequent merger.

Each share of voting or non-voting Bats common stock outstanding immediately prior to the effective time of the merger (other than shares held by CBOE Holdings, Bats or any of their respective subsidiaries, shares held by any holder of Bats common stock who is entitled to demand and properly demands appraisal of such shares under Delaware law and unvested restricted shares of Bats common stock granted under any Bats equity incentive plan) will convert into, at the election of the holder of such share, subject to proration and adjustment, either (i) mixed consideration, which consists of $10.00 in cash and 0.3201 of a share of CBOE Holdings common stock, (ii) cash consideration, which consists of an amount of cash equal to the sum, rounded to two decimal places, of (a) $10.00 plus (b) the product of 0.3201 of a share of CBOE Holdings common stock multiplied by the volume-weighted average price, rounded to four decimal places, of shares of CBOE Holdings common stock on the NASDAQ Stock Market LLC (“NASDAQ”) for the ten consecutive trading day period ending on the second full trading day prior to the effective time of the merger (the “closing CBOE Holdings VWAP”) or (iii) stock consideration, which consists of a number of shares of CBOE Holdings common stock equal to the sum of (a) 0.3201 of a share of CBOE Holdings common stock and (b) the quotient obtained by dividing $10.00 by the closing CBOE Holdings VWAP.  Holders of Bats voting and non-voting common stock who do not make an election will receive the mixed consideration.

The completion of the Merger is subject to certain conditions, including, among others, (i) CBOE Holdings stockholders approving the proposal to approve the issuance of shares of CBOE Holdings common stock pursuant to the Merger Agreement and Bats stockholders approving the proposal to adopt the Merger Agreement, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of certain other governmental approvals and (iii) other customary closing conditions.  The Merger is expected to close in the first half of 2017.

Concurrently, and in connection with entering into the Merger Agreement, CBOE Holdings entered into a commitment letter, pursuant to which, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (or any of its designated affiliates) (Bank of America, N.A., and other such financial institutions that accede as lender to the debt commitment letter in accordance with its terms, the “commitment parties”), subject to the satisfaction and waiver of certain conditions, have committed to provide debt financing for the purposes of funding (i) the cash portion of the merger consideration, (ii) the repayment of certain existing indebtedness of Bats and its subsidiaries and (iii) related fees and expenses, which debt financing consists of a senior unsecured 364-day bridge loan facility in an aggregate principal amount of up to $1.65 billion (the “bridge facility”) due and payable 364 days after the closing date to the extent CBOE Holdings fails to generate gross cash proceeds in an aggregate principal amount of up to $1.65 billion from permanent financing, including pursuant to the new senior unsecured term loan facility and the issuance of senior unsecured notes on or prior to the consummation of the transactions contemplated by the Merger Agreement.

The commitment parties’ obligations to provide such financing became effective September 25, 2016 and will end on the earliest of (i) the termination of the Merger Agreement pursuant to its terms, (ii) July 25, 2017 (or if the outside date is extended pursuant to the terms of the Merger Agreement, October 23, 2017) or (iii) the closing of the transactions contemplated by the Merger Agreement without the use of the bridge facility.

CBOE Holdings has entered into a $1.0 billion senior unsecured delayed draw term facility (subject to increase of up to $1.5 billion in the aggregate) to replace a portion of the bridge facility and also expects to issue $650 million in senior unsecured notes prior to the completion of the Merger in lieu of drawing the remainder amount on the bridge facility. Accordingly, CBOE Holdings does not expect to fund the cash portion of the merger consideration, the repayment of certain indebtedness of Bats and its subsidiaries or related fees and expenses with the bridge facility. For purposes of the pro forma financial statements, the related financing transaction is presented as if $1 billion of the funding were provided pursuant to the senior unsecured term facility and the remaining $650 million were provided pursuant to the bridge facility. CBOE Holdings anticipates that the interest that CBOE

Holdings will ultimately pay once the anticipated senior unsecured notes offering is complete will be lower than what is assumed in the pro forma financial statements.

Pursuant to the Merger Agreement, at the effective time of the merger, each outstanding unexercised option to purchase Bats common stock granted under any Bats equity incentive plan, whether vested or unvested (“Bats Stock Options”) will be converted into an option to purchase shares of CBOE Holdings common stock (“CBOE Holdings Stock Options”), with the same terms and conditions (including vesting schedule) as were applicable to such Bats Stock Option (but taking into account any changes, including any acceleration of vesting of such Bats Stock Option, occurring by reason of the transactions contemplated by the Merger Agreement).  The number of shares of CBOE Holdings common stock subject to each such CBOE Holdings Stock Option will be equal to the number of shares of Bats common stock subject to the corresponding Bats Stock Option immediately prior to the effective time of the merger multiplied by the exchange ratio (subject to certain adjustments and rounding), and the exercise price of such CBOE Holdings Stock Option will be equal to the per share exercise price under the corresponding Bats Stock Option divided by the exchange ratio (subject to certain adjustments and rounding).

Also pursuant to the Merger Agreement, at the effective time of the merger, each outstanding award of restricted Bats common stock granted under any Bats equity incentive plan (“Bats Restricted Shares”)  will be assumed by CBOE Holdings and will be converted into an award of restricted shares of CBOE Holdings common stock (“CBOE Holdings Restricted Shares”), subject to the same terms and conditions (including vesting schedule) that applied to the applicable Bats Restricted Shares immediately prior to the effective time of the merger (but taking into account any changes, including any acceleration of vesting of such Bats Restricted Shares, occurring by reason provided for in the Merger Agreement).  The number of shares of CBOE Holdings common stock subject to each such award of CBOE Holdings Restricted Shares will be equal to the number of shares of Bats common stock subject to the corresponding Bats Restricted Share award multiplied by the exchange ratio.

2.                                      Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting, with CBOE Holdings being the accounting acquirer, and is based on the historical financial statements of CBOE Holdings and Bats.  Certain reclassifications have been made to the historical financial statements of Bats to conform to the financial statement presentation to be adopted by CBOE Holdings.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2016 combines the consolidated statements of operations of CBOE Holdings and Bats for the period then ended to give effect to the Merger as if it had occurred at the beginning of the period.  The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015 combines the consolidated statements of operations of CBOE Holdings and Bats for the year then ended to give effect to the Merger as if it had occurred at the beginning of the period.  The unaudited pro forma condensed combined balance sheet as of September 30, 2016, combines the consolidated balance sheets of CBOE Holdings and Bats as of September 30, 2016 to give effect to the Merger as if it had occurred on September 30, 2016.

The pro forma adjustments include the application of the acquisition method of accounting under purchase accounting guidance.  Purchase accounting guidance requires, among other things, that identifiable assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date, which is presumed to be the closing of the Merger.  Transaction fees for the Merger are expensed as incurred and are primarily included in professional fees and outside services.  CBOE Holdings and Bats did not incur any transaction expenses related to the Merger during the six months ended June 30, 2016 or during 2015.  Transaction fees incurred during the three months ended September 30, 2016 were approximately $8.6 million and $3.4 million for CBOE Holdings and Bats, respectively.

The pro forma adjustments have been developed based on CBOE Holdings’ management’s judgment, including estimates relating to the allocations of purchase price to the assets acquired and liabilities assumed of Bats based on preliminary estimates of fair value.  CBOE Holdings management believes that the assumptions used to derive the pro forma adjustments are reasonable given the information available.  However, as the valuations of assets acquired and liabilities assumed are in process and are not expected to be finalized until subsequent to the Merger’s completion in 2017, and information may become available within the measurement period which indicates a potential change to these valuations, the purchase price allocations may be subject to adjustment.  The pro forma financial statements do not reflect any cost savings from potential operating efficiencies, any other potential synergies or any incremental costs which may be incurred in connection with integrating CBOE Holdings and Bats.

The pro forma financial statements are provided for illustrative purposes only and are not intended to represent what CBOE Holdings’ actual consolidated results of operations or consolidated financial position would have been had the Merger or the related financing transactions occurred on the dates assumed, nor are they necessarily indicative of CBOE Holdings’ future consolidated results of operations or consolidated financial position.

3.                                      Preliminary Purchase Price Calculation and Allocation

CBOE Holdings will allocate the purchase price in the Merger to the fair value of the Bats assets acquired and liabilities assumed.  The pro forma purchase price allocation below has been developed based on preliminary estimates of fair value using the historical financial statements of Bats as of September 30, 2016.  In addition, the allocation of the purchase price to acquired intangible assets is based on preliminary fair value estimates and is subject to final management analysis, with the assistance of third-party valuation advisers, at the completion of the Merger.  The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may become known to CBOE Holdings only upon access to additional information and/or by changes in such factors that may occur prior to the effective time of the merger.  The estimated intangible assets are comprised of trading registrations and licenses, customer relationships, technology and other.  Additional intangible asset classes may be identified as the valuation process continues.  However, such items are currently not expected to be material to the overall purchase price allocation.  The residual amount of the purchase price after preliminary allocation to identifiable net assets represents goodwill.

The total preliminary estimated purchase price of approximately $3.1 billion was determined based on shares of Bats common stock and awards outstanding under Bats’ four equity incentive plans (which are referred to as equity awards), as of September 30, 2016. For purposes of the pro forma financial statements, such common stock and equity awards are assumed to remain outstanding as of the closing date of the Merger. Further, no effect has been given to any other new shares of common stock or other equity awards that may be issued or granted subsequent to September 30, 2016 and before the closing date of the Merger. In all cases in which CBOE Holdings’ closing stock price is a determining factor in arriving at final merger consideration, the stock price assumed for the total preliminary purchase price is the closing price of CBOE Holdings common stock on November 22, 2016 ($68.26 per share), the most recent date practicable prior to the mailing of the joint proxy statement/prospectus prepared in connection with the Merger. Below is a preliminary purchase price calculation:

	Shares	Per Share	Purchase Consideration (in thousands)
Cash consideration for outstanding Bats common stock	94,811,323	$10.00	$948,113
Total cash consideration			948,113
Shares of CBOE Holdings common stock issued in exchange for Bats common stock outstanding(1)	30,349,104	$68.26	2,071,630
CBOE Holdings Stock Options issued in exchange for Bats Stock Options outstanding that do not require post-combination services(2)	621,585	$48.86	30,371
CBOE Holdings stock options exchanged for Bats stock options that do require post-combination services(2)	303,448	N/A	6,515
CBOE Holdings Restricted Shares issued in exchange for Bats Restricted Shares outstanding that do not require post-combination services(3)	9,918	$68.26	677
CBOE Holdings Restricted Shares issued in exchange for Bats Restricted Shares outstanding that require post-combination services(3)	732,143	N/A	11,403
Total stock consideration			2,120,596
Total preliminary estimated purchase price			$3,068,709

(1)                                 The number of shares of CBOE Holdings common stock issued was determined based on the conversion factor of 0.3201 of a share of CBOE Holdings common stock for each issued and outstanding share of Bats common stock.

(2)                                 The number of CBOE Holdings Stock Options issued was determined based on 1,946,038 Bats Stock Options outstanding as of September 30, 2016 multiplied by an exchange factor of 0.4684 per award. The Merger Agreement provides that the number of shares of CBOE Holdings common stock subject to each CBOE Holdings Stock Option into which each Bats Stock Option is converted will be equal to the number of shares of Bats common stock subject to the corresponding Bats Stock Option immediately prior to the effective time of the merger multiplied by the exchange ratio, which is the sum of (a) 0.3201 of a share of CBOE Holdings common stock and (b) the quotient obtained by dividing $10.00 by the closing CBOE Holdings VWAP. The calculated closing volume weighted average price for November 22, 2016 was $67.4328, which was the assumed closing CBOE Holdings VWAP for purposes of this calculation. The per share price in the table is the weighted average fair value for all CBOE Holdings replacement stock options. Ninety percent of the fair value of the replacement awards is included in the purchase consideration above, as this amount represents the fair value attributable to the service period completed prior to the Merger date. The remaining service period will be completed post-Merger, and future vesting and expense will be recognized accordingly.

(3)                                 The number of CBOE Holdings Restricted Shares issued was determined based on 1,581,651 unvested Bats Restricted Shares as of June 30, 2016 multiplied by an exchange factor of 0.4684 per award. The Merger Agreement provides that the number of shares of CBOE Holdings common stock into which each such award of CBOE Holdings Restricted Shares is converted will be equal to the number of shares of Bats common stock subject to the corresponding Bats Restricted Share award multiplied by the exchange ratio, which is the sum of (a) 0.3201 of a share of CBOE Holdings common stock and (b) the quotient obtained by dividing $10.00 by the closing CBOE Holdings VWAP. The calculated closing volume weighted average price for November 22, 2016 was $67.4328, which was the assumed closing CBOE Holdings VWAP for purposes of this calculation. Only 23.8% of the fair value of the replacement awards is included in the purchase consideration above, as this amount represents the fair value attributable to the service period completed prior to the Merger date. The remaining service period will be completed post-Merger and future vesting and expense will be recognized accordingly.

The preliminary purchase price calculation was based on the number of unvested shares of Bats common stock, Bats Stock Options and Bats Restricted Shares as of September 30, 2016, disclosed in Bats’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2016. The cash component of the purchase price was a product of the shares of Bats common stock assumed to be outstanding multiplied by $10.00 per share. The value for CBOE Holdings common stock to be exchanged for Bats common stock was calculated by applying the conversion factor of 0.3201 of a share of CBOE Holdings common stock for each share of Bats common stock outstanding, multiplied by the closing price per share of CBOE Holdings common stock as reported on NASDAQ of $68.26 at market close on November 22, 2016. Outstanding Bats Stock Options were valued using a Black Scholes model, utilizing the closing price per share of CBOE Holdings common stock as reported on NASDAQ of $68.26 at market close on November 22, 2016, volatility rates, risk-free interest rates and expected lives for the stock options (each as detailed in the following table), and a dividend yield of 1.50%, after converting the number of outstanding Bats Stock Options and their associated exercise prices based on the defined conversion ratio in the Merger Agreement.

Valuation of Bats Stock Options

Original Grant Date	Volatility Rate	Risk-Free Interest Rate	Expected Option Life (Years)
May 2009	18.93%	0.58%	1.4170
December 2009	19.16%	0.61%	1.7280
February 2010	18.95%	0.60%	1.7920
July 2010	19.00%	0.60%	2.0000
December 2014	21.14%	0.36%	4.5000

CBOE Holdings will issue replacement CBOE Holdings Restricted Shares for the outstanding Bats Restricted Shares on the closing date of the Merger.  The fair value of the replacement CBOE Holdings Restricted Shares attributable to service periods completed prior to the effective time of the Merger has been included in the purchase price consideration, and the fair value of the replacement CBOE Holdings Restricted Shares attributable to service periods completed after the effective time of the Merger will be expensed prospectively by CBOE Holdings.

The estimated consideration expected to be transferred reflected in the unaudited pro forma condensed combined financial information does not purport to represent what the actual consideration transferred will be when the Merger is consummated. In accordance with purchase accounting guidance, the fair value of equity securities issued as part of the consideration transferred will be measured on the closing date of the Merger at the then-current market price. This requirement will likely result in a per share equity component that differs from the $68.26 (the closing price per share of CBOE Holdings common stock as reported on NASDAQ at market close on November 22, 2016) assumed in the unaudited pro forma financial statements, and that difference may be material. CBOE Holdings believes that a price volatility of as much as 10% in the price of CBOE Holdings common stock on the closing date of the Merger from the price of CBOE Holdings common stock assumed in the unaudited pro forma condensed combined financial information is reasonably possible based upon the recent history of the price of CBOE Holdings common stock. A 10% fluctuation in the market price of CBOE Holdings common stock would affect the value of the merger consideration with a corresponding change to goodwill, as illustrated in the table below:

	Estimated Merger Consideration	Estimated Goodwill
As presented in the pro forma adjustments	$3,068,709	$1,277,714
10% increase in common stock price	3,275,872	1,484,877
10% decrease in common stock price	2,861,545	1,070,551

Below is the preliminary purchase price allocation for the merger:

Preliminary purchase price allocation
Net tangible assets (liabilities)	$(510,183)
Identifiable intangible assets	3,205,000
Net deferred tax liability	(903,822)
Goodwill	1,277,714
Total preliminary purchase price	$3,068,709

4.                                      The unaudited pro forma condensed combined balance sheet reflects the following adjustments:  Pro Forma Adjustments—Balance Sheet

A.                                    Adjusted to reflect the use of cash on hand to fund a portion of the cash consideration related to the Merger Agreement comprised of the following:

Proceeds from the senior unsecured term facility	$1,000,000
Proceeds from the bridge facility	650,000
Cash paid for Bats common stock	(948,113)
Refinance Bats term loan (balance as of September 30, 2016)	(613,375)
Financing fees and expenses	(8,426)
Net impact on cash balance	$80,086

B.                                    Accounts payable adjusted for estimated transaction fees of $36,803.  The related tax impact is $10,024.

C.                                    To record the incurrence of new short-term debt under the bridge facility to fund a portion of the cash consideration of the Merger and pay off the historical Bats debt, the following adjustment was made:

Borrowing under the CBOE Holdings bridge facility	$650,000
Less: Financing costs associated with the bridge facility	(7,968)
Net issuance of short-term debt	642,032
Paydown existing Bats short-term obligations	(4,123)
Net change in short-term debt	$637,909

D.                                    Adjusted the net book value of Bats’ investment in EuroCCP to estimated fair value.

	Historical Amount, net	Preliminary Fair Value	Increase (Decrease)
Investment in EuroCCP	$11,222	$11,722	$500

Adjustment based on discounted cash flows.

E.                                     Adjusted to eliminate historical Bats goodwill and intangible assets.

F.                                      Adjusted to record the preliminary estimated fair value of goodwill.  Goodwill resulting from the acquisition of Bats by CBOE Holdings is not amortized.  Goodwill will be assessed for impairment at least annually in accordance with ASC 350, Intangibles—Goodwill and Other.

G.                                    Adjusted to record identifiable intangible assets at their preliminary estimated fair values.  Fair values for trade name and open interest intangible assets have been estimated using an income approach.  Fair values for all other intangible assets were estimated using a multi-period excess earnings method.  Amortization expense has been calculated using a straight-line method over the estimated useful life.

	Historical Amount, net	Preliminary Fair Value	Increase (Decrease)	Estimated Useful Life—Years	Annual Amortization	Nine Months Amortization
Trademark and trade names	$19,700	$25,000	$5,300	4	$6,250	$4,688
Customer relationships	162,497	1,100,000	937,503	25	44,000	33,000
Trading registration and licenses	80,903	1,900,000	1,819,097	Indefinite
Trading permit holder relationships—Hotspot	—	100,000	100,000	12	8,333	6,250
Technology	13,100	80,000	66,900	7	11,429	8,571
Non-compete	5,830		(5,830)
Domain names	217		(217)
Less: Accumulated amortization	(64,023)		64,023
	$218,224	$3,205,000	$2,986,776		$70,012	$52,509

H.                                   To record the incurrence of new long-term debt under the senior unsecured term facility to fund a portion of the cash consideration of the Merger and pay off the historical Bats debt, the following adjustment was made:

Borrowing under the senior unsecured term facility	$1,000,000
Less: Financing costs associated with the term facility	(5,175)
Net issuance of long-term debt	994,825
Paydown existing Bats long-term obligations	(595,151)
Net change in long-term debt	$399,674

I.                                        Adjusted to record net deferred tax liabilities related to tangible assets and liabilities and identifiable intangible assets.

Fair value of identified intangible assets	$3,205,000
Write-off of Bats existing intangible assets	(218,224)
Write-off of Bats existing goodwill	(727,221)
2,259,555
Estimated tax rate	40%
Net deferred tax asset resulting from allocation of purchase price	$903,822

J.                                        The following adjustments were made to stockholders’ equity to eliminate Bats historical equity balances, to reflect the issuance of common stock in connection with the Merger, and record the impact of the replacement awards granted in connection with the Merger:

New shares of CBOE Holdings common stock issued in exchange for Bats common stock	$2,071,630
Preliminary fair value of Bats stock options and restricted stock units exchanged in merger	48,965
Transaction expense, net of tax	(26,779)
Loss on early retirement of debt	(14,101)
Elimination of Bats historical stockholders’ equity	(434,762)
$1,644,953

5.                                      Pro Forma Adjustments—Statement of Operations

The unaudited pro forma condensed combined statement of operations reflect the following adjustments:

K.                                    Adjusted to reverse amortization of Bats intangible assets and record amortization of identified intangibles as follows:

	Amortization Expense for the year ended December 31, 2015	Amortization Expense for the nine months ended September 30, 2016
Reverse amortization recorded by Bats on intangible assets	$(26,900)	$(20,481)
Record amortization of identified intangible assets acquired by CBOE Holdings	70,012	52,509
	$43,112	$32,028

L.                                     Eliminated non-recurring incremental costs of the acquisition of Bats by CBOE Holdings incurred in the three months ended September 30, 2016.

M.                                 Adjusted to record anticipated borrowings by CBOE Holdings to finance the cash payment of $948 million to Bats shareholders as part of the merger consideration and $613 million to refinance existing Bats short- and long-term debt.

	Interest Expense for the year ended December 31, 2015	Interest Expense for the nine months ended September 30, 2016
Anticipated borrowings	$1,650,000	$1,650,000
Weighted average interest rate	3.168%	3.099%
Stated interest	52,278	38,351
Amortization of capitalized debt costs	9,214	6,887
Reverse interest recorded on existing Bats short- and long-term debt	(46,593)	(30,172)
Total pro forma adjustments	$14,899	$15,066

The unaudited pro forma adjustment for the year ended December 31, 2015 and the period ended September 30, 2016 respectively reflects a full year and nine months of interest expense using the same assumptions.  If the all-in variable interest rates were to increase by 12.5 basis points, this would result in approximately $2.1 million and $1.3 million in additional interest expense for the year ended December 31, 2015 and the nine months ended September 30, 2016, respectively.

N.                                    Adjusted to record the tax effect on pro forma adjustments at a combined U.S. (federal and state) statutory income tax rate of 40%.

O.                                    Adjusted the weighted average number of shares outstanding used to determine basic and diluted pro forma earnings per share based on the exchange of Bats common stock for CBOE Holdings common stock as follows:

	Year ended December 31, 2015	Nine Months Ended September 30, 2016
Basic calculation:
Bats historical weighted average shares outstanding	94,575	94,800
Exchange ratio	0.3201	0.3201
CBOE Holdings new shares issued	30,273	30,345
Pro forma adjustment	(64,302)	(64,455)
Diluted calculation
Bats historical weighted average shares outstanding	94,986	96,400
Exchange ratio	0.3201	0.3201
CBOE Holdings new shares issued	30,406	30,858
Pro forma adjustment	(64,580)	(65,542)

6.                                      Reclassifications

The reclassifications, as presented in the pro forma financial statements, result in consistency of reporting between CBOE Holdings and Bats with no impact on net expenses.